Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-259205

Pricing Supplement Dated November 16, 2021 To the Product Prospectus Supplement FIN-1 Dated September 14, 2021, and the Prospectus and Prospectus Supplement, each dated September 14, 2021	$16,000,000 CMS2 to SOFR Floating Rate Notes, Due November 18, 2027 Royal Bank of Canada

Royal Bank of Canada is offering the CMS2 to SOFR Floating Rate Notes (the “Notes”) described in this document.
The CUSIP number for the Notes is 78014RDT4.
The Notes will pay interest quarterly on the 18th day of each February, May, August and November, commencing on February 18, 2022, and ending on the Maturity Date.
The Notes will accrue interest at a per annum rate based on the applicable Reference Rate during the term of the Notes. The “Reference Rate” for the first year of the Notes is the 2 Year CMS rate ("CMS2"). Thereafter, the Reference Rate will be compounded SOFR, calculated as described in this document, plus a spread of 0.40%.  In each case, the interest rate on the Notes will be subject to a Coupon Floor of 0%.
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 14, 2021 and “Risk Factors” on page S-2 of the prospectus supplement dated September 14, 2021.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the Pricing Date was $988.70 per $1,000 in principal amount, which is less than the price to the public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
The Notes will initially be offered to investors at a price equal to 100% of their principal amount. RBC Capital Markets, LLC will purchase the Notes from us on the issue date at purchase prices ranging from 99.43% to 99.50% of the principal amount. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on November 18, 2021, against payment in immediately available funds.

RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	November 16, 2021
Issue Date:	November 18, 2021
Maturity Date:	November 18, 2027
Interest Rate:	The Notes will bear interest at a per annum rate based on the applicable Reference Rate, subject to the Coupon Floor.
Reference Rates:
From November 18, 2021 to, but excluding November 18, 2022 (the “CMS Period”), the Reference Rate will be the 2 Year CMS Rate (“CMS2”), as reported on Reuters Page ICESWAP1 or any successor page thereto at 11:00 am New York time.
From, and including, November 18, 2022 (the "SOFR Period'), the Reference Rate will be compounded SOFR, calculated as described in this document, plus the Spread.

Coupon Floor:	0.00%
Spread:	0.40%
Day Count Fraction:	30/360
Interest Payment Dates:
Quarterly, on the 18th day of each February, May, August and November, commencing on February 18, 2022 and ending on the Maturity Date. If any Interest Payment Date is not a New York business day, interest will be paid on the next New York business day as further discussed beginning on page S-24 of the prospectus supplement, without adjustment for period end dates and no additional interest will be paid in respect of the postponement.

Interest Period:	Each period from, and including, an Interest Payment Date (or, for the first period, the issue date) to, but excluding, the next following Interest Payment Date.
Interest Determination Dates:
Five U.S. Government Securities Business Days prior to the beginning of each interest period. A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Redemption:	Not Applicable.
Survivor’s Option:	Not Applicable.

P-2	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
Determination of CMS2:
CMS2 will be the rate for U.S. dollar swaps with a maturity for the specified number of years, expressed as a percentage, on the applicable Interest Determination Date during the CMS Period preceding the start of the applicable interest period.
If CMS2 is not reported on any Interest Determination Date during the CMS Period for reasons other than that rate being discontinued or ceasing to be published permanently or indefinitely (as determined by the Calculation Agent), then CMS2 will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that Interest Determination Date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the applicable number of years commencing on the first date of the applicable interest period and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is based on a 3-month LIBOR rate (or any rate that the Calculation Agent determines to be a successor or an alternative rate to 3-month LIBOR). The Calculation Agent will select the five swap dealers after consultation with us and will request the principal New York City office of each of those dealers to provide a quotation of its rate. If at least three quotations are provided, CMS2 for that Interest Determination Date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations or, in the event of equality, one of the highest and one of the lowest quotations. If fewer than three leading swap dealers selected by the Calculation Agent are so quoting, the Calculation Agent may determine CMS2 in a manner that it deems to be fair and reasonable under the circumstances.
If the Calculation Agent determines that CMS2 has been discontinued, that it has ceased to be published permanently or indefinitely, or that it is no longer representative of the market or economic transactions that it is intended to measure, the Calculation Agent may, in its sole discretion, identify an alternative rate (including any applicable spread adjustment) that it determines to represent the same or a substantially similar measure or benchmark as CMS2 and that is fair and reasonable under the circumstances (any such alternative rate, an “Alternate Rate”), and the Calculation Agent may determine CMS2 for the current (and any subsequent) Interest Determination Date during the CMS Period by reference to such Alternate Rate. Upon the selection of an Alternate Rate, all references in this pricing supplement to CMS2 will instead be deemed to refer to the Alternate Rate.
If the Calculation Agent has selected an Alternate Rate in accordance with the foregoing, the Calculation Agent may determine in its sole discretion, any changes needed to the terms of the Notes during the CMS Period to account for any technical, administrative or operational changes resulting from the calculation of or payment of interest on the Notes based on the Alternate Rate (including but not limited to the timing and frequency of Interest Determination Dates during the CMS Period) in a manner that it determines to be consistent with industry-accepted practices for that successor or alternative rate.

P-3	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
Compounded SOFR:
During the SOFR Period, interest on the Notes will be determined based on the daily compounding of interest, with the daily SOFR used for the calculation of interest.
The interest payable on the Notes will be calculated by the Calculation Agent on each relevant Interest Determination Date occurring prior to the applicable Interest Payment Date during the SOFR Period as follows. The resulting percentage will be rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards:
Where:
“d” is the number of calendar days in the relevant interest period;
“do” is the number of U.S. Government Securities Business Days in the relevant Observation Period;
“i” is a series of whole numbers from one to do, each representing the relevant U.S. Government Securities Business Day in chronological order from, and including, the first U.S. Government Securities Business Day in the relevant Observation Period;
"Observation Period" means the period from, and including, the date falling five U.S. Government Securities Business Days prior to the first day of the relevant interest period to (but excluding) the date falling five U.S. Government Securities Business Days prior to last day included in the relevant Observation Period;
“ni”, for any U.S. Government Securities Business Day “i”, means the number of calendar days from, and including, such U.S. Government Securities Business Day “i” up to, but excluding, the following U.S. Government Securities Business Day;
“SOFR reference rate,” in respect of any U.S. Government Securities Business Day is a reference rate equal to the daily secured overnight financing (“SOFR”) rate for that day, as provided by the Federal Reserve Bank of New York, as the administrator of such rate (or any successor administrator of such rate) on the website of the Federal Reserve Bank of New York currently at www.newyorkfed.org, or any successor website of the Federal Reserve Bank of New York (in each case, on or about 5:00 p.m., New York City time, on the U.S. Government Securities Business Day immediately following that day); provided, however, if that rate is not available at or around the indicated time on such date (and a Benchmark Transition Event and its related Benchmark Replacement Date (each as defined below) have not occurred), the SOFR reference rate for the applicable U.S. Government Securities Business Day will be the SOFR rate in respect of the last U.S. Government Securities Business Day for which such rate was published on the Federal Reserve Bank of New York’s website; and
“SOFRi-5USBD” means, in respect of any U.S. Government Securities Business Day “i”, the SOFR reference rate for the U.S. Government Securities Business Day falling five U.S. Government Securities Business Days prior to the relevant U.S. Government Securities Business Day “i”.

P-4	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
Calculation Agent:	RBC Capital Markets, LLC
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Ownership and Book-Entry Issuance” in the prospectus dated September 14, 2021).
U.S. Tax Treatment:
In the opinion of our special U.S. tax counsel, Ashurst LLP, based on current market conditions as of the date of this pricing supplement, it would generally be reasonable to treat the Notes, and we expect to take the position that the Notes will be treated, as variable rate debt instruments providing for stated interest at two qualified floating rates.  Based on current market conditions, we expect the Notes will be issued with no more than de minimis original issue discount ("OID"). However, the rules for determining OID with respect to an instrument providing for interest by reference to the Reference Rates is not entirely clear. If the Notes were determined to be issued with more than de minimis OID, U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on compounding of interest.
Please see the discussion in the accompanying prospectus dated September 14, 2021 under the section entitled “Tax Consequences—United States Taxation” and specifically the discussion under “Tax Consequences—United States Taxation—Original Issue Discount—Variable Rate Debt Securities,” and in the product prospectus supplement FIN-1 dated September 14, 2021 (including the opinion of our special U.S. tax counsel) under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” and “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments,” which apply to your Notes.

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on pages P-2 and P-5 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1, as modified by this pricing supplement.

P-5	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 14, 2021, as supplemented by the prospectus supplement dated September 14, 2021 and the product prospectus supplement FIN-1 dated September 14, 2021, relating to our Senior Global Medium-Term Notes, Series I, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control.  The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 14, 2021, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 14, 2021 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009470/rbc911212424b3.htm
Prospectus Supplement dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000121465921009472/rbcsupp911210424b3.htm
Product Prospectus Supplement FIN-1 dated September 14, 2021:
https://www.sec.gov/Archives/edgar/data/1000275/000114036121031256/brhc10028916_424b5.htm

P-6	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary floating rate notes. This section describes the most significant risks relating to the terms of the Notes.  For additional information as to the risks related to an investment in the Notes, please see the accompanying product prospectus supplement FIN-1 and the prospectus supplement and prospectus, each dated September 14, 2021. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
Risks Relating to the Terms and Structure of the Notes
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the Interest Payment Dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
Risks Relating to the Initial Estimated Value of the Notes
The Initial Estimated Value of the Notes Is Less than the Price to the Public.   The initial estimated value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the levels of the Reference Rates, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the Notes to maturity.
The Initial Estimated Value of the Notes that Is Set Forth on the Cover Page of this Pricing Supplement Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set. The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of the Notes.
Risks Relating to CMS2
Recent Regulatory Investigations Regarding Potential Manipulation of CMS Rates May Adversely Affect the Notes. It has been reported that certain U.S. and non-U.S. regulators are investigating potential manipulation of CMS rates and other swap rates. If such manipulation occurred, it may have resulted in these rates, including CMS2, being

P-7	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
artificially lower (or higher) than it or they would otherwise have been. Any changes or reforms affecting the determination or supervision of these rates in light of these investigations may result in a sudden or prolonged increase or decrease in these reported rates, which may have an adverse impact on the trading market for CMS-benchmarked securities, such as the Notes, the market value of the Notes and the payments on the Notes.
Uncertainty About the Future of LIBOR and the Potential Discontinuance of LIBOR May Adversely Affect the Value of the Notes. CMS2 is based on hypothetical interest rate swaps referencing 3-month U.S. Dollar LIBOR; accordingly, the determination of this rate relies on the calculation of LIBOR. The Chief Executive of the United Kingdom Financial Conduct Authority (the “FCA”), which regulates LIBOR, has announced that the FCA intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR after 2021. ICE Benchmark Administration, the administrator of LIBOR, has indicated that it intends to cease publishing 3-month LIBOR after June 2023.  In addition, in November 2020, U.S. banking regulators issued a statement encouraging banks to cease entering into new contracts that use U.S. Dollar LIBOR as a reference rate as soon as practicable, and in any event by December 31, 2021, subject to limited exceptions. A decline in transactions in U.S. Dollar LIBOR contracts by banks could negatively affect the availability or reliability of data required to calculate CMS2; this could result in CMS2 not being published frequently, occasionally or for an indefinite period, or may result in CMS2 not being representative of its intended market measure.  At this time, it is not possible to predict the effect of any such changes on 3-month U.S. dollar LIBOR and, therefore, CMS2. Uncertainty as to the nature of such potential changes or other reforms may adversely affect the payments on the Notes, and accordingly, the value of and the trading market for the Notes. If CMS2 is discontinued, the Calculation Agent will have significant discretion in determining the interest payable on the Notes during the CMS Period.
Under Certain Circumstances, CMS2 May Be Replaced by a Different Rate.  As discussed in the “Summary” section above, if on any Interest Determination Date during the CMS Period, CMS2 has been discontinued or has ceased to be published, or is no longer representative, we may replace that rate with a different rate.  There can be no assurance that ICE Benchmark Administration Limited will continue to publish CMS2 after December 31, 2021, or at any time thereafter during the term of the Notes.  As of the date of this document, there is no single market consensus regarding the alternate rate or rates that may become industry-accepted replacements for CMS2; in addition, any such alternate rate or rates may not be a comparable substitute for, or perform in the same manner as, CMS2. The successor rate that may be used for the Notes may have different levels on or more Interest Determination Dates during the CMS Period than CMS2 may have had, which may have a material adverse effect on the market value of, and the payments on, the Notes.
In the Past, CMS2 Was Not Published on a Significant Number of Business Days.  If CMS2 Is Not Published and Reference Bank Quotations Are Not Provided as Described Above, CMS2 May Be Determined by the Calculation Agent.  During the period from August 2019 through May 2020, ICE Benchmark Administration Limited did not publish certain CMS rates on a significant number of days on which those rates were scheduled to be so published.  It is possible that events of this kind may occur in the future, including on one or more of the Interest Determination Dates during the CMS Period.  If the level of CMS2 is not published on one or more of the Interest Determination Dates during the CMS Period and reference bank quotations are not provided as set forth in the "Summary" section above, CMS2 may be determined in the discretion of the Calculation Agent.
Risks Relating to SOFR
The Secured Overnight Financing Rate Is a Relatively New Reference Rate and its Composition and Characteristics Are Not the Same as LIBOR. On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate (“SOFR”) as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative Secured Overnight Financing Rates from 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

P-8	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including SOFR, compounded as described in this document) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.
SOFR May Be More Volatile Than Other Benchmark or Market Rates.  Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR. Although changes in SOFR, compounded as described in this document, generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.
Any Failure of SOFR to Gain Market Acceptance Could Adversely Affect the Notes.  According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to USD LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which USD LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the Notes and the price at which investors can sell the Notes in any secondary market.
In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the Notes, the trading price of the Notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
The Interest Rate on the Notes Is Based on a Compounded SOFR Rate, which is Relatively New in the Marketplace. During the SOFR Period, the interest rate on the Notes will be based on compounded SOFR, which is calculated using the SOFR published by the Federal Reserve Bank of New York, compounded according to the specific formula described above, and not the SOFR rate published on or in respect of a particular date during an interest period or an arithmetic average of SOFR rates during that period. For this and other reasons, the interest rate on the Notes during any applicable interest period during the SOFR Period will not necessarily be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the SOFR rate in respect of a particular date during an interest period during the SOFR Period is negative, its contribution to compounded SOFR will be less than one, resulting in a reduction to the formula used to calculate the interest payable on the Notes on the Interest Payment Date for such interest period.

P-9	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
Limited market precedent exists for securities that use SOFR as the interest rate, and the method for calculating an interest rate based upon SOFR in those precedents varies. Accordingly, the use of SOFR and/or the specific formula for compounded SOFR used in the Notes during the SOFR Period may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the Notes.
The Reference Rate with Respect to a Particular Interest Period During the SOFR Period Will Only Be Capable of Being Determined Near the End of the Relevant Interest Period.  Compounded SOFR applicable to a particular interest period during the SOFR Period and, therefore, the amount of interest payable with respect to such interest period will be determined on the Interest Determination Date (as defined above) for such interest period. Because each such date is near the end of such interest period, you will not know the amount of interest payable with respect to a particular interest period during the SOFR Period until shortly prior to the related Interest Payment Date, and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade the Notes without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of the Notes.
SOFR May Be Modified or Discontinued and the Notes May Bear Interest by Reference to a Rate Other than SOFR, which Could Adversely Affect the Value of the Notes.  SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes. If the manner in which SOFR is calculated, including the manner in which SOFR is calculated, is changed, that change may result in a reduction in the amount of interest payable on the Notes and the trading prices of the Notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend the published SOFR data in its sole discretion and without notice. The interest rate for any interest period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the interest rate for that interest period has been determined.
If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of SOFR, then the interest rate on the Notes will no longer be determined by reference to SOFR, but instead will be determined by reference to a different rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described below.
If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association (“ISDA”) or (iii) in certain circumstances, the Calculation Agent. In addition, the terms of the Notes expressly authorize the Calculation Agent to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “interest period,” the methodology, timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the interest rate on the Notes during the SOFR Period by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the Notes in connection with a Benchmark Transition Event, could adversely affect the value of the Notes, the return on the Notes and the price at which you can sell such Notes.
In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR, the Benchmark Replacement may not be the economic equivalent of SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the Notes, the return on the Notes and the price at which you may sell the Notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the Notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for Notes linked to the

P-10	RBC Capital Markets, LLC

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Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.

P-11	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
HISTORICAL INFORMATION
Historically, the Reference Rates have experienced significant fluctuations. Any historical upward or downward trend in the levels of the Reference Rates during any period shown below is not an indication that the interest payable on the Notes is more or less likely to increase or decrease at any time during the term of the Notes.
The graph below sets forth the historical performance of CMS2 from January 1, 2016 through November 16, 2021, and SOFR from April 1, 2018 to November 16, 2021.
CMS2s

3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Jan-16
Jan-17
Jan-18
Jan-19
Jan-20
Jan-21
Date

SOFR

6.00
5.00
4.00
3.00
2.00
1.00
0.00
Apr-18
Apr-19
Apr-20
Apr-21
Date

Source: Bloomberg L.P. We have not independent verified the information provided by Bloomberg L.P.
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

P-12	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
EFFECT OF BENCHMARK TRANSITION EVENT ON SOFR
(a) Benchmark Replacement. If the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date applicable to the payments on the Notes during the SOFR Period, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.
(b) Benchmark Replacement Conforming Changes. In connection with the implementation of a Benchmark Replacement, the Calculation Agent will have the right to make Benchmark Replacement Conforming Changes from time to time.
(c) Decisions and Determinations. Any determination, decision or election that may be made by the Calculation Agent or us pursuant to the benchmark replacement provisions described herein, including any determination with respect to tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•
will be conclusive and binding absent manifest error, may be made in the Calculation Agent’s sole discretion, notwithstanding anything to the contrary in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus relating to the Notes;

•	if made by us, will be made in our sole discretion;

•	if made by the Calculation Agent, will be made after consultation with us, and the Calculation Agent will not make any such determination, decision or election to which we object; and

•	shall become effective without consent from any other party.

Any determination, decision or election pursuant to the benchmark replacement provisions not made by the Calculation Agent will be made by us on the basis as described above. The Calculation Agent shall have no liability for not making any such determination, decision or election. In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the benchmark replacement provisions set forth in this pricing supplement.
Certain Defined Terms
As used herein:
“Benchmark” means, initially, the SOFR reference rate, as such term is defined above; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.
“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:

(1)
the sum of: (a) an alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(2)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

P-13	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
(3)
provided that if (i) the Benchmark Replacement cannot be determined in accordance with clause (1) or (2) above as of the Benchmark Replacement Date or (ii) the Calculation Agent shall have determined that the ISDA Fallback Rate determined in accordance with clause (2) above is not an industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time, then the Benchmark Replacement shall be the sum of: (a) the alternate rate of interest that has been selected by the Calculation Agent as the replacement for the then-current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Calculation Agent as of the Benchmark Replacement Date:

(1)
the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Calculation Agent giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of interest period, Observation Period, the methodology, timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other administrative matters) that the Calculation Agent decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Calculation Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent determines that no market practice for use of the Benchmark Replacement exists or that no market practice for such use is applicable to the Notes offered hereby, in such other manner as the Calculation Agent determines is reasonably practicable).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:

(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.
For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to Benchmark also include any reference rate underlying such Benchmark.

P-14	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(1)
a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.
“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source.
“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is SOFR, the time determined as set forth above with respect to SOFR, and (2) if the Benchmark is not SOFR, the time determined by the Calculation Agent in accordance with the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

P-15	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
Delivery of the Notes will be made against payment for the Notes on November 18, 2021, which is the second (2nd) business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement dated September 14, 2021. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated September 14, 2021.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of up to approximately six months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBCCM or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

P-16	RBC Capital Markets, LLC

CMS2 to SOFR Floating Rate Notes Royal Bank of Canada
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included on the cover page of this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rates, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Additional Risk Factors—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 14, 2021, which has been filed as Exhibit 5.3 to Royal Bank’s Form 6-K filed with the SEC dated September 14, 2021.
In the opinion of Ashurst LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 14, 2021, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated September 14, 2021.

P-17	RBC Capital Markets, LLC